December 19, 2014

Mr. Robert S. Littlepage, Jr.

Accountant Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C.

Re:

CareView Communications, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013 filed March 28, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

File No. 000-54090

Dear Mr. Littlepage:

CareView Communications, Inc. ("CareView" or the "Company") is providing this letter to you in response to your comment letter dated December 17, 2014 related to our Form 10-K for year ended December 31, 2013 and Form 10-Q for quarter ended September 30, 2014. Your comment is listed herein with our response immediately following.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 2 – Liquidity and Management's Plan, page 10

1.     It appears that at September 30, 2014 your cash balance had fallen below the $5 million minimum required pursuant to the terms of the HealthCor Notes. Please clarify for us why the debt remained noncurrent at your balance sheet date. Include your consideration of the guidance in ASC 470-10-45-1 and confirm whether you believe it is probable that you will cure the default before the expiration of your waiver, on April 1, 2015. Also, if applicable, please expand your disclosure to discuss adverse consequences of probable future failure to meet the obligations under your debt arrangements. Refer to ASC 470-10-55-5.

In response to the Staff’s comment, consideration was given to ASC 7470-10-45-1 (the "Code") regarding the classification of the subject debt. Pursuant to the Code, the two conditions listed below needed to exist for the subject debt to be classified as current:

(1)   A covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or would have occurred absent a loan modification.

(2)   It is probable that the borrower will not be able to cure the default (comply with the covenant) at the measurement dates that are within the next twelve months.

Regarding the first condition, the waiver of the minimum balance requirement was put in place and became effective April 1, 2014, which precedes by four months our falling below the $5 million threshold; therefore, at the balance sheet date, we were not in default of the loan covenants.

Regarding the second condition, as we were not in default of the covenants of the loan at the balance sheet date, an assessment of the probability of our ability to cure the default in the next twelve months was not necessary.

Mr. Robert S. Littlepage, Jr.

December 19, 2014

Page Two

In response to the Staff’s comment regarding our ability to avoid default after April 1, 2015, earlier today we filed a Current Report on Form 8-K to disclose that on December 15, 2014 we entered into a Fifth Amendment to the Note and Warrant Purchase Agreement dated April 21, 2011 with HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP (the "HealthCor Parties"), wherein at closing on or before January 12, 2015, we will sell and issue additional notes in the initial principal amount of $6 million with the HealthCor Parties and certain additional investors.

In response to the Staff’s comment regarding an expanded disclosure, we believe that an expanded disclosure is unnecessary due to the funding discussed above.

Regarding our comments herein, we acknowledge the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CAREVIEW COMMUNICATIONS, INC.

/s/ Steven Johnson

Steven Johnson

Chief Executive Officer